Exhibit 12.1

CALPINE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Years Ended December 31,					Nine Months Ended September 30,
	2009	2010	2011	2012	2013	2014
Earnings
Income (loss) before income taxes	125	(230)	(211)	218	20	752
Less:
Income from unconsolidated investments in power plants	(50)	(16)	(21)	(28)	(30)	(18)
Interest capitalized	(8)	(15)	(24)	(38)	(38)	(15)
Preferred securities dividend requirements of subsidiaries	(4)	(3)	(2)	(1)	(1)	—
Add:
Fixed charges	854	858	807	791	749	516
Amortization of capitalized interest	31	31	31	30	30	22
Distributions from equity method investments	20	11	6	29	27	13

Total Earnings:	968	636	586	1,001	757	1,270

Fixed Charges:
Interest expense	815	813	760	736	696	491
Interest capitalized	8	15	24	38	38	15
Approximation of interest in rental expense	31	30	23	17	15	10

Total Fixed Charges:	854	858	807	791	749	516

Ratio of Earnings to Fixed Charges(1):	1.13	0.74	0.73	1.27	1.01	2.46

(1)	The coverage ratio is less than one-to-one for the years ended December 31, 2010 and 2011; thus, additional earnings of $222 million and $221 million, respectively, would have needed to be generated to cover the shortfall.